Exhibit 99.1

Inspira™ Technologies Unveils the INSPIRA™ ART Line of Medical Devices at the World’s Largest Extracorporeal Life Support Conference

The ELSO conference brings together healthcare

institutions, researchers, and industry partners

Ra’anana, Israel, September 28, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care by empowering breathing without lungs, is proud to announce the unveiling of its INSPIRA™ ART line at the Extracorporeal Life Support Organization (ELSO) Conference in Seattle, WA.

The INSPIRA™ ART medical device line includes the INSPIRA™ ART100 a cardio-pulmonary bypass (CPB) device designed for patients undergoing CPB procedures as well as the INSPIRA™ ART500 device that represents a significant breakthrough in healthcare, potentially offering highly effective treatment for the 20 million patients that face severe breathing problems each year. The INSPIRA ART500 is being designed to provide acute respiratory support with the intention to become a new procedure for patients who may require legacy mechanical ventilation.

INSPIRA ART100 is estimated to receive U.S. Food and Drug Administration (FDA) clearance in the first half of 2024. Inspira is currently working on plans to make INSPIRA ART100 available in the United States. The Company recently entered into a collaboration with Perfusion Solution, Inc., a leading U.S. based company that provides a platform of advanced medical devices, training and staffing to leading U.S. hospitals.

The ELSO conference is a global gathering of experts in healthcare, research, and industry players. ELSO is dedicated to improving a special type of life support called extracorporeal life support, which involves using external devices to support patients with severe breathing and/or heart problems.

Inspira will be available at booth #315 at the 34th annual ELSO conference. Inspira will be introducing its new INSPIRA ART device line, revealing the INSPIRA ART100 device at ELSO, which marks a significant achievement by its team of experts. Inspira’s presentation of its product is a significant step forward, highlighting its commitment to creating products for critical patient care or patients undergoing CPB.

About ELSO organization and conference

The ELSO is an international nonprofit consortium of healthcare institutions, researchers, and industry partners. The organization provides support to those delivering extracorporeal life support through continuing education, guidelines, original research, publications, and a comprehensive registry of extracorporeal membrane oxygenation (ECMO) patient data. ECMO clinicians, research scientists, and members of regulatory and public health institutions are eligible for membership in ELSO. There are currently over 20,000 users and center members from over 50 countries. Memberships allow physicians, nurses, perfusionists, respiratory therapists, researchers, and other healthcare professionals to become more directly involved in the world’s largest ECMO community.

https://www.elso.org/home.aspx

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies has a clear mission to revolutionize acute respiratory care through innovation. Our aim is to develop medical technologies and products that prevent the need for mechanical ventilation. Empowering breathing without lungs, the flagship INSPIRA ART500 is designed to boost blood oxygen saturation levels in a matter of minutes, even as the patient remains awake. We strive to deliver blood circulation technology alongside AI-driven monitoring and analytics to create patient-centric and data-driven solutions that enhance patient outcomes and improve hospital efficiency. Through our continuous efforts, we aim to reshape the future of extracorporeal treatments to create a better healthcare experience for patients around the world. The Company’s products have not yet been tested or used in humans and have not been approved by the Food and Drug Administration (FDA) or any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, Inspira is using forward-looking statements when it discusses the timing of its potential FDA approval and the potential of its products to assist patients. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com
+972-9-9664485

MRK-ARS-070
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